Exhibit 99.1

OBSIDIAN ENERGY: FRONTFOUR IS RISKING THE COMPANY’S PROGRESS

CALGARY, March 20, 2018 – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) comments on FrontFour Capital Group LLC’s (“FrontFour”) intention to nominate four candidates to stand for election at the Company’s 2018 Annual General Meeting.

Jay Thornton, Chairman of the Obsidian Energy Board of Directors (the “Board”), commented, “We are disappointed that after several months of attempting to work constructively with FrontFour, including the addition of Gord Ritchie to the Board at their suggestion, FrontFour has chosen to put its interests ahead of other shareholders at a critical time in the Company’s history by starting a costly, time consuming, and distracting proxy fight. Obsidian Energy has a refreshed Board with significant shareholder representation that is committed to value creation in both the short and long term. We recognize that status quo is not an option and have been pursuing attractive commercial opportunities to reward investors. FrontFour’s unnecessary agenda only adds undue risk to the execution of these outcomes.”

Gordon Ritchie, one of the newest members of the Board stated, “I am in a position to say the strategic points raised by FrontFour have undergone extensive scrutiny by management and the Board. As communicated to FrontFour and all shareholders, we are aggressively looking at all options to increase shareholder value. This is a challenging investment environment for all Canadian E&P, but I am confident when I say Obsidian Energy is on the right track and David French and his group are the right team to execute.”

Obsidian Energy will have more to say on FrontFour’s agenda in due course. In the meantime, the Board and management team remain focused on executing our strategic plan to deliver strong results on behalf of all shareholders.

Shareholders do not need to take any action at this time regarding voting at the Annual General Meeting.

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “OBE” and the New York Stock Exchange under the symbol “OBE.BC”.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com

KINGSDALE ADVISORS: Ian Robertson, Executive Vice President, Communication Strategy. Direct: 416-867-2333, Cell: 647-621-2646, E-mail: irobertson@kingsdaleadvisors.com

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we are committed to value creation in both the short and long term; that we are aggressively looking at all options to increase shareholder value; that the Company is on the right track and David French and his group are the right team to execute; that will have more to say on FrontFour’s agenda in due course; and that the Board and management team remain focused on executing our strategic plan to deliver strong results on behalf of all shareholders.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.